SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH OCTOBER 24, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom Participações S.A.

Consolidated Earnings Release

3rd Quarter 2005 • Unaudited
Brasília, October 21, 2005.

BRTP3: R$27.50 / 1,000 shares
BRTP4: R$17.76 / 1,000 shares
BRP: US$39.53 / ADR

Market Value: R$7,770 million
Closing Price: October 20, 2005

COMPANHIA NÍVEL 1 MERCADO BOVESPA - BRASIL

BRP LISTED NYSE

Brasil Telecom Participações S.A.	Page 2 of 31

HIGHLIGHTS

FOCUS ON THE
QUARTER

1.7 million wireless accesses in service, a 24.6% increase

892.2 thousand ADSL accesses in service, a 19.4% increase

Net revenues reach R$2.6 billion

Wireline ARPU reaches R$85.6

Mobile ARPU is of R$28.2

Data communication’s revenues of R$498.5 million, a 10.4% growth

EBITDA of R$744.6 million

Wireline CAPEX of R$402.7 million

Mobile CAPEX of R$70.4 million

Brasília, October 21, 2005 - Brasil Telecom Participações S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) announces its consolidated results for the third quarter of 2005 (3Q05).

After one year of operations, Brasil Telecom GSM (BrT GSM) reached 1.7 million wireless accesses in service, a performance that surprised the telecom market in the world and assured the first place in market share among the companies which entered fourth in the market. Furthermore, BrT GSM surpassed 15% market share in the corporate business during this period, the most profitable segment within mobile telephony.

Operating Performance

Wireline Telephony

Brasil Telecom’s installed plant reached 10,796 thousand lines, sizable in comparison to the 2Q05.

At the end of the quarter, the plant in service was of 9,549 thousand lines, representing a net addition of 9.0 thousand lines during the quarter.

Mobile Telephony

From Brasil Telecom’s mobile plant, 456.5 thousand accesses in service were post-paid, representing 27.2% of the total.

Data Transmission

Brasil Telecom reached 892.2 thousand broadband accesses in the 3Q05, a 19.4% growth as compared to the previous quarter.

Financial Performance

Net revenues reached R$2,576.3 million in the 3Q05, a 9.1% and 2.1% growth as compared to 3Q04 and 2Q05’s net revenues, respectively.

Gross revenues from local service reached R$1,308.4 million in the 3Q05, 7.4% greater than 3Q04 and 6.6% greater than 2Q05’s gross revenues, respectively.

Gross revenues from internetwork calls reached R$849.3 million in the 3Q05, a 5.4% increase as compared to the 3Q04.

Revenues from data communications and other services reached R$498.5 million in the 3Q05, a 55.1% increase as compared to the 3Q04 and a 10.4% increase as compared to the 2Q05.

Wireline ARPU (net revenues/AVG. LIS/month) reached R$85.6 in the 3Q05, against R$81.8 in the 3Q04.

Mobile telephony gross revenues (excluding revenues obtained with Brasil Telecom S.A.) reached R$182.3 million in the 3Q05, including R$69.4 million from sale of handsets and accessories.

Mobile’s ARPU reached R$28.2 in the 3Q05.

The subscriber acquisition cost was of R$231.9 in the quarter.

Consolidated marketing and advertising expenses totaled R$47.4 million in the 3Q05, a 19.9% decrease as compared to the previous period.

The ratio of Losses with Accounts Receivable and gross revenues was of 2.8% in the 3Q05, against 2.3% in the 2Q05. Losses with Accounts Receivable totaled R$103.7 million in the 3Q05.

Brasil Telecom Participações S.A.	Page 3 of 31

FOCUS ON 12
MONTHS

27.2% of mobile telephony clients are post-paid

95.6% increase in ADSL accesses in service

Net revenues growth of 9.1%

Gross revenues from data communications grow 55.1% and already correspond to 13.2% of total revenues

Wireline ARPU increased by 4.7%

Total debt is 2.9% lower

Year-to-date cost of debt is equal to 10.6% p.a., 55.5% of CDI

Operating cash flow of R$2.9 billion

Net income reached R$130.6 million

At the end of September, 2005, Brasil Telecom’s total consolidated debt was of R$4,312.7 million, 2.9% lower than the one recorded in the 2Q05. The consolidated net debt was of R$1,966.6 million at the end of September.

The cost of debt accumulated in 2005 was equal to 10.6% p.a., or 55.5% of the Domestic Interbank Rate in the period.

The Company’s consolidated net debt/shareholders’ equity ratio was of 34.2% at the end of the 3Q05, against 36.1% at the end of June.

The dollar-denominated debt represented 12.4% of the total debt, amounting to R$533.9 million at the end of the 3Q05.

The foreign-currency-denominated debt represented 27.6% of the total debt.

Brasil Telecom hedged 61.0% of its foreign-currency-denominated debt, resulting in a total exposure of 11.7% .

Net Debt

R$ Million	Sep/04	Jun/05	Sep/05	ΔQuarter	Δ12 Months

Total Debt	4,865.1	4,441.3	4,312.7	-2.9%	-11.4%
(-) Cash	3,400.4	2,371.6	2,346.1	-1.1%	-31.0%
Net Debt	1,464.7	2,069.7	1,966.6	-5.0%	34.3%

Investments in the wireline segment totaled R$402.7 million in the 3Q05, of which 38.7% were invested in the data network, intelligent network and information technology.

Mobile telephony segment investments reached R$70.4 million, against R$87.4 million in the 2Q05.

Brasil Telecom generated a positive operating cash flow of R$654.2 million in the 3Q05 and of R$2.9 billion in 12 months.

Financial Indicators

Financial Indicators	3Q04	2Q05	3Q05	ΔQuarter	Δ12 Months

EBITDA / Interest Expenses	8.24	8.81	6.93	-21.3%	-15.9%
Net Debt / EBITDA (x4)	0.37	0.63	0.66	5.6%	77.5%
Total Debt / (EBITDA + Financial Revenue) (x4)	1.14	0.95	1.13	18.0%	-1.3%
EBITDA (x4) / Lines in Service	R$ 410	R$ 347	R$ 312	-10.1%	-23.9%
EBITDA (x4) / Employees (thousand)	R$ 622	R$ 497	R$ 441	-11.3%	-29.1%

Brasil Telecom Participações S.A.	Page 4 of 31

INCOME STATEMENTS

Table 1: Consolidated Income Statement - Brasil Telecom Participações S.A.

R$ Million	3Q04	2Q05	3Q05	ΔQuarter	Δ12 Months

GROSS REVENUES	3,315.2	3,642.4	3,766.7	3.4%	13.6%
Fixed Telephony	2,993.8	3,040.2	3,085.9	1.5%	3.1%
Local Service	1,218.3	1,226.8	1,308.4	6.6%	7.4%
Public Telephony	128.4	124.1	140.1	12.9%	9.2%
Long Distance Service	478.3	445.6	442.1	-0.8%	-7.6%
Fixed-Mobile Calls	805.5	866.7	849.3	-2.0%	5.4%
Interconnection	182.6	175.3	145.3	-17.1%	-20.4%
Lease of Means	53.9	77.7	79.7	2.5%	47.7%
Supplementary and Value Added Services	117.2	115.4	112.3	-2.7%	-4.2%
Other	9.7	8.6	8.7	1.1%	-10.3%
Mobile Telephony	-	150.7	182.3	21.0%	N.A.
Data Transmission	321.3	451.6	498.5	10.4%	55.1%

Deductions	(954.3)	(1,119.5)	(1,190.4)	6.3%	24.7%
NET REVENUES	2,360.9	2,522.9	2,576.3	2.1%	9.1%

COSTS & OPERATING EXPENSES	(1,376.5)	(1,695.3)	(1,831.7)	8.0%	33.1%
Personnel	(106.1)	(159.1)	(161.4)	1.4%	52.1%
Materials	(23.6)	(119.2)	(114.3)	-4.1%	385.3%
Subcontracted Services	(369.5)	(538.5)	(581.5)	8.0%	57.4%
Interconnection	(610.2)	(600.7)	(584.5)	-2.7%	-4.2%
Advertising and Marketing	(31.4)	(59.2)	(47.4)	-19.9%	50.8%
Provisions and Losses	(163.7)	(128.0)	(170.7)	33.4%	4.3%
Other	(72.1)	(90.7)	(171.9)	89.6%	138.5%

EBITDA	984.4	827.6	744.6	-10.0%	-24.4%
Depreciation and Amortization	(626.5)	(665.9)	(661.1)	-0.7%	5.5%

OPERATING PROFIT BEFORE FINANCIAL	358.0	161.7	83.6	-48.3%	-76.7%
RESULT

Financial Result	(98.3)	(358.4)	(74.2)	-79.3%	-24.5%
Financial Revenues	82.4	336.7	213.5	-36.6%	159.2%
Financial Expenses	(180.6)	(399.7)	(287.7)	-28.0%	59.3%
Interest on Shareholders' Equity	-	(295.4)	-	N.A.	N.A.

OPERATING PROFIT AFTER FINANCIAL	259.7	(196.6)	9.4	N.A.	-96.4%
RESULT

Non-Operating Revenues (Expenses)	(33.3)	(36.7)	(35.6)	-3.1%	6.8%
Goodwill Amortization - CRT Acquisition	(31.0)	(31.0)	(31.0)	0.0%	0.0%
Other	(2.3)	(5.7)	(4.6)	-19.6%	98.0%

EARNINGS BEFORE INCOME AND SOCIAL
CONTRIBUTION TAXES	226.4	(233.4)	(26.2)	-88.8%	N.A.

Income and Social Contribution Taxes	(90.5)	25.8	(24.9)	N.A.	-72.5%

EARNINGS BEFORE PROFIT SHARING	135.8	(207.6)	(51.1)	-75.4%	N.A.

Profit Sharing	(13.6)	-	-	N.A.	N.A.

Minority Interest	(37.0)	(18.7)	26.0	N.A.	N.A.

EARNINGS BEFORE REVERSION OF	85.2	(226.3)	(25.1)	-88.9%	N.A.
INTEREST ON SHAREHOLDERS' EQUITY

Reversion of Interest on Shareholders' Equity	-	295.4	-	N.A.	N.A.

NET EARNINGS	85.2	69.0	(25.1)	N.A.	N.A.

Goodwill Amortization - CRT Acquisition	31.0	31.0	31.0	0.0%	0.0%

NET EARNINGS ADJUSTED BY	116.2	100.1	5.9	-94.1%	-94.9%
GOODWILL AMORTIZATION

Net Earnings (Losses)/1,000 shares - R$	0.2367	0.1897	(0.0690)	N.A.	33.8%
Net Earnings (Losses)/ADR - US$	0.4140	0.4036	(0.1553)	N.A.	76.8%

Brasil Telecom Participações S.A.	Page 5 of 31

Table 2: Consolidated Income Statement - Brasil Telecom GSM

R$ Million	2Q05	3Q05	ΔQuarter

GROSS REVENUES	211.0	255.3	21.0%
Subscription	44.3	43.8	-1.1%
Utilization	29.8	53.6	79.6%
Interconnection	67.9	73.9	8.8%
Other Revenues	0.9	5.0	435.7%
Data Transmission	1.3	9.6	635.0%
Merchandise Sales (Handsets and Accessorie	66.7	69.4	4.0%
Deductions	(59.8)	(80.3)	34.3%
NET REVENUES	151.2	175.0	15.8%

COSTS & OPERATING EXPENSES	(309.0)	(301.2)	-2.5%
Personnel	(22.7)	(22.4)	-1.4%
Materials	(94.5)	(91.9)	-2.8%
Subcontracted Services	(80.4)	(88.7)	10.4%
Interconnection	(30.3)	(26.4)	-12.9%
Advertising and Marketing	(28.1)	(22.8)	-18.7%
Provisions and Losses	(8.7)	(13.0)	49.8%
Other	(44.4)	(36.0)	-18.8%

EBITDA	(157.9)	(126.2)	-20.1%
Depreciation and Amortization	(59.1)	(64.8)	9.7%

OPERATING PROFIT BEFORE FINANCIAL
RESULT	(216.9)	(190.9)	-12.0%

Financial Result	(5.1)	(6.1)	20.9%
Financial Revenues	10.7	7.6	-29.0%
Financial Expenses	(15.7)	(13.7)	-12.9%

EARNINGS BEFORE INCOME AND SOCIAL
CONTRIBUTION TAXES	(222.1)	(197.1)	-11.3%

Income and Social Contribution Taxes	57.3	66.5	16.1%

NET EARNINGS (LOSSES)	(164.8)	(130.6)	-20.7%

Note: This income statement does not eliminate the inter-company transactions with Brasil Telecom S.A.

Brasil Telecom Participações S.A.	Page 6 of 31

OPERATING PERFORMANCE

WIRELINE TELEPHONY

     Network

Table 3: Network

PLANT	3Q04	2Q05	3Q05	ΔQuarter	Δ12 Months

Lines Installed (Thousand)	10,725.4	10,807.0	10,796.0	-0.1%	0.7%
Additional Lines Installed (Thousand)	13.8	28.7	(11.0)	N.A.	N.A.

Lines in Service - LIS (Thousand)	9,604.3	9,540.1	9,549.0	0.1%	-0.6%
Residential	6,685.4	6,298.6	6,184.7	-1.8%	-7.5%
Non-Residential	1,451.5	1,449.0	1,442.2	-0.5%	-0.6%
Public Telephones	296.0	295.8	295.8	0.0%	-0.1%
Pre-paid	284.6	314.4	314.9	0.2%	10.6%
Hybrid Terminals	267.2	556.9	691.0	24.1%	158.6%
Other (including PBX)	619.5	625.3	620.4	-0.8%	0.1%
Additional LIS (Thousand)	(42.4)	27.7	9.0	-67.6%	N.A.

Average LIS (Thousand)	9,625.5	9,526.2	9,544.5	0.2%	-0.8%

LIS/100 Inhabitants	22.7	22.4	22.4	-0.2%	-1.6%
Public Telephones/1,000 Inhabitants	7.0	6.9	6.9	-0.3%	-1.1%
Public Telephones/100 Lines Installed	2.8	2.7	2.7	0.1%	-0.7%

Utilization Rate	89.5%	88.3%	88.4%	0.2 p.p.	-1.1 p.p.

Digitization Rate	99.60%	99.58%	99.96%	0.4 p.p.	0.4 p.p.

Wireline Network
The utilization rate reached 88.4% in 3Q05, showing that Brasil Telecom has a technical reserve of approximately 1.2 million lines installed, to serve immediately an increase in demand with no additional investments needed.

The hybrid terminal reached a 7.2% stake in plant in service by the end of September, against 5.8% in June. The hybrid terminal is only offered when the client’s bad debt is confirmed, specially in the switching stations where there is idle capacity.

     Traffic

Table 4: Traffic

TRAFFIC	3Q04	2Q05	3Q05	ΔQuarter	Δ12 Months

Exceeding Local Pulses (Million)	2,730.0	2,472.7	2,329.9	-5.8%	-14.7%

Long Distance Minutes (Million)	1,638.0	1,339.1	1,263.4	-5.7%	-22.9%

Fixed-Mobile Minutes (Million)	1,098.4	1,121.9	1,064.9	-5.1%	-3.1%

Exceeding Pulses/Average LIS/Month	94.5	86.5	81.4	-6.0%	-13.9%
LD Minutes/Average LIS/Month	56.7	46.9	44.1	-5.8%	-22.2%
Fixed-Mobile Minutes/Average LIS/Month	38.0	39.3	37.2	-5.3%	-2.2%

Billed Pulses
In 3Q05, Brasil Telecom reached 2.3 billion billed pulses, a 5.8% reduction in comparison to the previous quarter. Some of the reduction in local traffic is explained by the growth of broadband accesses sold in the period and the migration from wireline traffic to mobile.

Long Distance Traffic
Long distance traffic presented a 5.7% reduction in comparison to 2Q05, reaching 1.3 billion minutes in the 3Q05. Comparing to 3Q04, there was a 22.9% reduction caused by Anatel’s ruling, as of September 2004, which redefined the wireline local area division in the country. In this ruling, calls between close areas (áreas conurbadas), which were billed as long distance calls, are now considered local calls.

Brasil Telecom Participações S.A.	Page 7 of 31

LD Market Share	At the end of 3Q05, Brasil Telecom reached a 57.4% market share in the interregional segment and a 35.0% market share in the international segment (quarterly average).

In the 3Q05, Brasil Telecom’s quarterly average long distance market share increased 0.1 p.p. in the intra-region segment as compared to the previous quarter, reaching 84.2% . Brasil Telecom reached a 91.1% market share in the intra-sector segment.

Graph 1: LD Market Share – Quartely Average

Inter-Network Traffic	Inter-network traffic decreased by 5.1% as compared to the Traffic 2Q05. VC-1 traffic represented 76.5% of the inter-network traffic, while VC-2 and VC-3 represented 13.8% and 9.7%, respectively.

Such performance is explained by a greater competition in the sector, where mobile operators are offering plans in which the cost of the mobile-mobile minute is lower than the fixed-mobile minute.

Furthermore, Brasil Telecom made a co-billing agreement with a mobile operator, which generated a negative impact on VC-2 and VC-3 traffic.

Brasil Telecom Participações S.A.	Page 8 of 31

MOBILE TELEPHONY

Table 5: Operational Data

Key Operational Data	4Q04	1Q05	2Q05	3Q05	ΔQuarter

Clients (thousands)	622.3	1,003.7	1,345.2	1,676.2	24.6%
Post-Paid (thousands)	205.7	322.5	356.6	456.5	28.0%
Pre-Paid (thousands)	416.6	681.2	988.6	1,219.6	23.4%
Gross Additions (thousands)	626.5	405.6	407.2	429.8	5.5%
Post-Paid (thousands)	209.5	122.8	47.3	120.2	154.1%
Pre-Paid (thousands)	417.0	282.8	359.9	309.6	-14.0%
Cancellations (thousands)	4.2	24.3	65.7	98.8	50.3%
Post-Paid (thousands)	3.8	60.3	13.2	20.2	53.2%
Pre-Paid (thousands)	0.5	18.2	52.5	78.5	49.5%
Annualized Churn	1.4%	11.9%	22.4%	26.1%	3.8 p.p.
Post-Paid	3.7%	91.3%	15.6%	19.9%	4.3 p.p.
Pre-Paid	0.2%	13.3%	25.2%	28.4%	3.3 p.p.
Market Share	3.2%	4.8%	5.9%	7.0%	1.1 p.p.
Served Localities	626	626	766	779	1.7%
Covered Population	81%	81%	85%	86%	1.2%
Base Stations	1,632	1,695	1,881	1,946	3.5%
Switches	3	6	6	8	33.3%
Employees	881	918	937	979	4.5%

Mobile Network
In only one year of operations, Brasil Telecom GSM reached 1.7 million mobile accesses in service. At the end of 3Q05, Brasil Telecom GSM’s subscriber base was 24.6% superior than the one observed in the 2Q05.

Graph 2: Mobile Network

Client-Mix
At the end of 3Q05, our mobile operations had 456.5 thousand post-paid subscribers, representing 27.2% of our mobile customer base. This mix reflects a good perception of the Brasil Telecom brand in the corporate segment and the attentiveness by our clients of the benefits of convergence.

Coverage	During the 3Q05, Brasil Telecom GSM increased its coverage to 779 localities. Currently, the coverage reaches 86% of the

Brasil Telecom Participações S.A.	Page 9 of 31

Region’s population.

Market Share	At the end of 3Q05, Brasil Telecom GSM reached a 7.0% market share in its area of operations.

DATA

     Broadband

ADSL Accesses

During the 3Q05, Brasil Telecom added 144.8 thousand accesses to its plant, amounting to 892.2 thousand broadband accesses in service by the end of September. In the last 12 months, the broadband plant increased 95.6% .

From the total broadband accesses, 93.1% represent residential market.

Gráfico 3: ADSL Acesses in Service

Brasil Telecom Participações S.A.	Page 10 of 31

Internet Service Providers

BrTurbo, iG and iBest

Brasil Telecom began the operating integration process of its Internet Service Providers (ISP): iBest, iG and BrTurbo. This integration process is a natural step in the strategy to consolidate Brasil Telecom’s leadership in the Brazilian Internet market. Together, iG, iBest and BrTurbo have the largest subscriber base in Latin America, generating an expressive telecommunications traffic nationwide and offering a wide variety of services, from free dial up access and broadband to relationship channels and differentiated content.

Brasil Telecom seeks to be the main Brazilian Internet vehicle focused on communications, information, services and entertainment, supported by an intense relationship with its clients. Brasil Telecom’s ISPs operating integration will allow converging offers, with the best internet products and services portfolio within Brazil, besides more agility and efficiency of the investments and resources allocated in this business.

BrTurbo reached 473 thousand clients on Region II by the end of 3Q05, 20.5% greater than 2Q05.

At the end of September, Brasil Telecom’s ISPs had 640 thousand broadband customers in Brazil.

Brasil Telecom Participações S.A.	Page 11 of 31

Financial Performance

     REVENUES
Table 6: Consolidated Operating Gross Revenues

R$ Million	3Q04	2Q05	3Q05	ΔQuarter	Δ12 Months

GROSS REVENUES	3,315.2	3,642.4	3,766.7	3.4%	13.6%

FIXED TELEPHONY	2,993.8	3,040.2	3,085.9	1.5%	3.1%
Local Service	1,218.3	1,226.8	1,308.4	6.6%	7.4%
Activation	7.7	7.1	4.9	-30.5%	-36.1%
Basic Subscription	800.6	866.3	916.0	5.7%	14.4%
Measured Service	386.7	334.2	369.5	10.6%	-4.4%
Lease of Facilities	0.4	0.4	0.4	-2.4%	-14.6%
Other	22.8	18.8	17.5	-6.9%	-23.2%

Public Telephony	128.4	124.1	140.1	12.9%	9.2%

Long Distance Service	478.3	445.6	442.1	-0.8%	-7.6%
Intra-Region	404.1	354.2	348.7	-1.5%	-13.7%
Inter-Region	67.0	78.3	81.1	3.6%	21.1%
International / Borderline	7.2	13.2	12.3	-6.6%	70.6%

Inter-Network Calls	805.5	866.7	849.3	-2.0%	5.4%
VC-1	562.8	533.7	540.7	1.3%	-3.9%
VC-2	156.1	192.5	174.5	-9.3%	11.8%
VC-3	86.3	137.0	130.9	-4.5%	51.6%
International	0.2	3.5	3.1	-10.1%	1402.9%

Interconnection	182.6	175.3	145.3	-17.1%	-20.4%
Fixed-Fixed	114.9	109.1	90.6	-17.0%	-21.2%
Mobile-Fixed	67.7	66.2	54.7	-17.4%	-19.2%

Lease of Means	53.9	77.7	79.7	2.5%	47.7%

Supplementary and Value Added Services	117.2	115.4	112.3	-2.7%	-4.2%

Other	9.7	8.6	8.7	1.1%	-10.3%

MOBILE TELEPHONY	-	150.7	182.3	21.0%	N.A.
Subscription	-	44.3	43.8	-1.1%	N.A.
Utilization	-	29.8	53.6	79.6%	N.A.
Interconnection	-	8.9	10.4	17.0%	N.A.
Other Services	-	0.9	5.0	435.7%	N.A.
Merchandise Sales (Handsets and Accessories)	-	66.7	69.4	4.0%	N.A.

DATA COMMUNICATIONS AND OTHER	321.3	451.6	498.5	10.4%	55.1%
Fixed	321.3	450.3	488.9	8.6%	52.1%
Mobile	-	1.3	9.6	635.0%	N.A.

Deductions	(954.3)	(1,119.5)	(1,190.4)	6.3%	24.7%
NET REVENUES	2,360.9	2,522.9	2,576.3	2.1%	9.1%

Graph 4: Gross Revenues Breakdown
2Q05 R$3,642 milion	3Q05 R$3,767 million

Brasil Telecom Participações S.A.	Page 12 of 31

Local Service	Gross revenues from local services reached R$1,308.4 million in 3Q05, 6.6% greater than 2Q05’s, basically reflecting the tariff rates readjustment as of 07/03/2005.

Gross revenues from activation fees totaled R$4.9 million in 3Q05, 30.5% lower than gross revenues recorded in 2Q05. In the 3Q05 417.9 thousand lines were activated, in comparison with 373.4 thousand in the previous quarter. Brasil Telecom released a campaign, effective from July to December, 2005, where there is an activation fee exemption for hybrid terminals.

Gross revenues from basic subscription charges reached R$916.0 million in the quarter, a 5.7% increase as compared to the R$866.3 million booked in the 2Q05, explained, basically, by the 7.25% increase in the residential subscription rate.

Gross revenues from measured service totaled R$369.5 million in the 3Q05, a 10.6% increase as compared to the previous quarter. Though local traffic has demonstrated a 5.8% reduction, there are two factors that explain this variation: (i) a 7.27% tariff readjustment in pulse rate and (ii) a R$22 million reclassification in the 2Q05, which was not registered as measured service, but as subscription.

Public Telephony
Gross revenues from public telephony reached R$140.1 million in the 3Q05, exceeding by 12.9% the revenues achieved in the 2Q05, explained, basically, by the 7.37% increase in the public telephony card tariff. Such performance was influenced by Brasil Telecom’s commercial strategy in the period, which stimulated the acquisition of cards by distributors.

Long Distance
Gross revenues from LD calls reached R$442.1 million in 3Q05, representing a 0.8% reduction in comparison to 2Q05. This performance was influenced by the 5.7% reduction in LD traffic, partially offset by the 2.94% increase in the DLD basket.

Inter-Network
Gross revenues from inter-network calls reached R$849.3 million in the 3Q05, a 2.0% reduction as compared to the previous quarter, due to a 5.1% reduction on the inter-network traffic, partially offset by the 7.99% increase in VC-1 tariff, approved by Anatel in June.

In the 3Q05, there was a negotiation of the co-billing agreement with a mobile operator, which had a R$28.1 million negative impact in the internetwork revenue, VC-2 and VC-3, offset by a severance revenue.

Interconnection	Gross revenues from interconnection fees in the 3Q05 were of R$145.3 million, a 17.1% decrease as compared to the previous quarter, due, manily, to the 13.33% reduction in the TU-RL, as of 07/03/05.

Data Communications
In 3Q05, gross revenues from data communications and other services reached R$498.5 million, a 10.4% increase as compared to the previous quarter, the growth in network formation services (VPN, Vetor, Interlan) and a 19.4% expansion in ADSL accesses in service being worth noting.

Brasil Telecom Participações S.A.	Page 13 of 31

One year ago, data communications revenues represented 9.7% of total revenues, while in the 3Q05 the segment began to represent 13.2% of total revenues.

Graph 5: Data Communications and Other Services Revenues

Mobile Telephony	In the 3Q05, gross revenues from mobile telephony totaled R$182.3 million, of which R$112.9 million were related to services and R$69.4 million to the sale of handsets and accessories.

Wireline ARPU	Wireline ARPU (Net Revenues/Avg. LIS/month) was of R$85.6 in the 3Q05, against R$81.8 in the 2Q05.

Mobile ARPU	The blended mobile ARPU recorded in the 3Q05 was of R$28.2. The post-paid ARPU was of R$49.3 and the pre-paid ARPU was of R$20.4.

Table 7: ARPU Calculation – Mobile Telephony

R$ Thousands	1Q05	2Q05	3Q05

(+) Gross Revenues	182,531	210,975	255,349
(-) Handsets	(47,404)	(66,723)	(69,411)
Gross Service Revenues	135,127	144,253	185,938
(-) Taxes and Deductions	(36,170)	(39,190)	(57,154)
Net Service Revenues	98,956	105,063	128,784
(-) Net Revs Public Payphones + Roaming	(27,348)	(8,262)	(934)
Quarterly Net Revenues	71,608	96,801	127,850
Monthly Net Revenues	23,869	32,267	42,617
Average Number of Clients	812,977	1,174,407	1,510,666
ARPU (R$)	29.4	27.5	28.2

Brasil Telecom Participações S.A.	Page 14 of 31

COSTS AND EXPENSES

Table 7: Consolidated Operating Costs and Expenses

R$ Million	3Q04	2Q05	3Q05	ΔQuarter	Δ12 Months

NET REVENUES	2,360.9	2,522.9	2,576.3	2.1%	9.1%

Costs	(1,479.4)	(1,645.4)	(1,636.7)	-0.5%	10.6%
Personnel	(30.1)	(38.8)	(39.4)	1.4%	30.8%
Materials	(22.0)	(105.1)	(104.6)	-0.4%	376.7%
Subcontracted Services	(774.0)	(797.2)	(794.1)	-0.4%	2.6%
Interconnection	(610.2)	(600.7)	(584.5)	-2.7%	-4.2%
Other	(163.8)	(196.5)	(209.7)	6.7%	28.0%
Depreciation and Amortization	(540.3)	(570.2)	(564.0)	-1.1%	4.4%
Other	(113.1)	(134.1)	(134.5)	0.4%	19.0%

GROSS PROFIT	881.5	877.5	939.6	7.1%	6.6%

Sales Expenses	(145.4)	(291.8)	(304.7)	4.4%	109.6%
Personnel	(36.1)	(61.8)	(62.4)	0.8%	72.8%
Materials	(0.4)	(8.4)	(6.5)	-22.4%	1466.6%
Subcontracted Services	(106.7)	(216.6)	(230.1)	6.2%	115.8%
Advertising and Marketing	(31.4)	(59.2)	(47.4)	-19.9%	50.8%
Other	(75.2)	(157.4)	(182.7)	16.1%	142.9%
Depreciation and Amortization	(1.3)	(4.1)	(4.2)	1.7%	225.6%
Other	(0.9)	(0.8)	(1.5)	82.1%	65.5%

General and Administrative Expenses	(149.3)	(216.0)	(215.3)	-0.3%	44.2%
Personnel	(32.9)	(47.6)	(48.1)	1.1%	46.0%
Materials	(0.7)	(5.3)	(2.4)	-54.6%	253.4%
Subcontracted Services	(105.2)	(151.6)	(154.3)	1.7%	46.7%
Depreciation and Amortization	(6.6)	(6.6)	(6.4)	-3.1%	-3.5%
Other	(3.9)	(4.9)	(4.1)	-15.8%	7.0%

Information Technology	(84.4)	(111.1)	(114.9)	3.4%	36.1%
Personnel	(6.9)	(10.9)	(11.5)	6.3%	66.3%
Materials	(0.5)	(0.4)	(0.8)	94.5%	47.8%
Subcontracted Services	(25.2)	(32.9)	(34.9)	5.9%	38.1%
Depreciation and Amortization	(46.6)	(61.1)	(61.6)	0.9%	32.2%
Other	(5.1)	(5.8)	(6.1)	5.2%	19.2%

Provisions and Losses	(163.7)	(128.0)	(170.7)	33.4%	4.3%
Doubtful Accounts	(97.9)	(83.2)	(103.7)	24.7%	6.0%
Contingencies	(65.8)	(44.8)	(66.9)	49.5%	1.7%

Other Operating Revenues (Expenses)	19.2	31.1	(50.5)	N.A.	N.A.
Goodwill Amortization	(31.7)	(23.9)	(24.9)	4.1%	-21.5%
Other	50.9	54.9	(25.6)	N.A.	N.A.

OPERATING PROFIT BEFORE FINANCIAL
RESULTS	358.0	161.7	83.6	-48.3%	-76.7%

R$ Million	3Q04	2Q05	3Q05	ΔQuarter	Δ12 Months

COSTS AND OPERATING EXPENSES	(2,002.9)	(2,361.2)	(2,492.7)	5.6%	24.5%
Personnel	(106.1)	(159.1)	(161.4)	1.4%	52.1%
Materials	(23.6)	(119.2)	(114.3)	-4.1%	385.3%
Subcontracted Services	(369.5)	(538.5)	(581.5)	8.0%	57.4%
Interconnection	(610.2)	(600.7)	(584.5)	-2.7%	-4.2%
Advertising and Marketing	(31.4)	(59.2)	(47.4)	-19.9%	50.8%
Provisions and Losses	(163.7)	(128.0)	(170.7)	33.4%	4.3%
Other	(72.1)	(90.7)	(171.9)	89.6%	138.5%
Depreciation and Amortization	(626.5)	(665.9)	(661.1)	-0.7%	5.5%

R$ Million	3Q04	2Q05	3Q05	ΔQuarter	Δ12 Months

COSTS AND OPERATING EXPENSES	(2,002.9)	(2,361.2)	(2,492.7)	5.6%	24.5%
(+) Depreciation and Amortization	626.5	665.9	661.1	-0.7%	5.5%
(+) Provisions and Losses	163.7	128.0	170.7	33.4%	4.3%
(+) Other	72.1	90.7	171.9	89.6%	138.5%
(=) CASH COST	(1,140.7)	(1,476.6)	(1,489.1)	0.8%	30.5%

Brasil Telecom Participações S.A.	Page 15 of 31

Graph 6: Operating Costs and Expenses Breakdown
(Excluding Depreciation, Provisions, Losses and Other)
2Q05 R$ 1,477 million	3Q05 R$ 1,489 million

Operating Costs and Expenses
Operating costs and expenses totaled R$2,492.7 million in the 3Q05, against R$2,361.2 million in the previous quarter. The main items that influenced that performance were: provisions for contingencies (+49.5%), provisions for doubtful accounts (+24.7%), subcontracted services (+8.0%), advertising and marketing (-19.9%), materials (-4.1%) and interconnection (-2.7%) .

Cash costs (operating costs and expenses excluding depreciation, amortization, provisions, losses and other) was of R$1,489.1 million in the 3Q05, as compared to R$1,476.6 million in the 2Q05, an increase of 0.8% compared to the previous quarter.

Employees
At the end of the 3Q05, 5,788 employees worked in Brasil Telecom’s wireline segment, against 5,724 employees in the previous quarter. Brasil Telecom GSM ended the 3Q05 with 971 employees, against 937 in the 2Q05.

By the end of September, 6,759 employees worked in the Brasil Telecom Group, a 1.4% increase in comparison to June, 2005.

Personnel	Total personnel costs and expenses reached R$161.4 million, a 1.4% growth as compared to the previous quarter. From this amount, approximately R$21.6 million correspond to profit sharing.

In comparison to 3Q04, the 52.1% variation in personnel costs and expenses is due to: (i) 6.8% increase in the number of employees, (ii) change in the accounting classification of profit sharing which, in 2004, was registered after the EBITDA and (iii) Collective Agreement, effective as of January, 2005, which resulted in a wage readjustment of 6.0% .

Subcontracted Services
Costs and expenses with subcontracted services, excluding interconnection costs and advertising and marketing expenses, totaled R$581.5 million in the 3Q05, exceeding by 8.0% the costs and expenses reported in the previous quarter.

Brasil Telecom Participações S.A.	Page 16 of 31

This variation is explained by the following items:
	•	Commissions of ADSL sales - R$5.2 million higher;
•
R$4.8 million increase referring to the growth in post-paid handsets sales, which result in a compensation for Brasil Telecom GSM’s dealers in the amount of the price difference between post-paid and pre-paid handsets, once all handsets are initially sold at the pre-paid price;

	•	External plant maintenance, reflecting a 3.9% contract readjustment and bonuses for accomplishment of goals and quality indicators - R$7.4 million higher;
	•	Legal Consulting - R$14 million higher; and
	•	Pre-paid roaming expenses - R$9 million lower.

Interconnection	Interconnection costs totaled R$584.5 million in the 3Q05, 2.7% reduction as compared to the previous quarter, and 4.2% as compared to 3Q04.

Advertising and Marketing	Advertising and marketing expenses totaled R$47.4 million in the 3Q05, a 19.9% reduction as compared to the previous period.

Losses from accounts receivable as a percentage of gross revenues
Losses from Accounts Receivable as a percentage of gross accounts revenues in the 3Q05 were of 2.8%, against 2.3% in the 2Q05. Losses from accounts receivable totaled R$103.7 million in the 3Q05, a 24.7% increase as compared to the previous quarter.

The R$20.5 million increase is due to (i) R$8.9 million reversion in the 2Q05, (ii) conservative policy regarding losses and provisions for the mobile operations, and (iii) strike in the postal service, which led to delays in the delivery of bills.

Accounts Receivable	Brasil Telecom’s net accounts receivable totaled R$2,331.2 million at the end of the 2Q05, after the deduction of the provision for doubtful accounts in the amount of R$283.5 million.

Graph 7: Accounts Receivable / Gross Revenues Ratio

Brasil Telecom Participações S.A.	Page 17 of 31

Tabela 8: Gross Accounts Receivable

	Sep/04	Dec/04	Mar/05	Jun/05	Sep/05

Total (R$ Million)	2,284.4	2,354.8	2,456.8	2,517.0	2,614.7
Due	61.5%	64.5%	63.3%	65.0%	63.2%
Overdue (up to 30 days)	17.3%	16.4%	15.7%	15.6%	16.8%
Overdue (between 31-60 days)	5.8%	5.7%	6.4%	5.8%	5.8%
Overdue (between 61-90 days)	3.5%	3.7%	4.3%	3.5%	3.9%
Overdue (over 90 days)	11.9%	9.7%	10.3%	10.1%	10.3%

Provision for Contingencies	In the 3Q05, provisions for contingencies totaled R$66.9 million, an increase of R$22.1 million as compared to the 2Q05.

Materials

Costs and expenses with materials totaled R$114.3 million in the 3Q05, a 4.1% reduction as compared to the previous quarter. From this amount, R$90.2 million refer to costs with handsets and accessories in Brasil Telecom GSM, against R$86.9 million in the 2Q05.

In comparison to the same quarter last year, the variation in costs and expenses with material was of 385.3%, explained by the beginning of BrT GSM’s operation, which uses handsets and accessories inventory.

Other Operating Costs and Expenses / Revenues
Other operating costs and expenses totaled R$171.9 million in the 3Q05.

In this quarter, Brasil Telecom acknowledged an additional R$83.3 million regarding the pension funds provision, due to an actuarial revision made by independent actuary on August 31, 2005.

EBITDA

Tabela 9: EBITDA Margin – Gains and Losses

R$ Million	3Q04	Vertical	2Q05	Vertical	3Q05	Vertical

GROSS REVENUES	3,315.2	140.4%	3,642.4	144.4%	3,766.7	146.2%
Fixed Telephony	2,993.8	126.8%	3,040.2	120.5%	3,085.9	119.8%
Local Service	1,218.3	51.6%	1,226.8	48.6%	1,308.4	50.8%
Public Telephony	128.4	5.4%	124.1	4.9%	140.1	5.4%
Long Distance Service	478.3	20.3%	445.6	17.7%	442.1	17.2%
Fixed-Mobile Calls	805.5	34.1%	866.7	34.4%	849.3	33.0%
Interconnection	182.6	7.7%	175.3	6.9%	145.3	5.6%
Lease of Means	53.9	2.3%	77.7	3.1%	79.7	3.1%
Supplementary and Value Added Services	117.2	5.0%	115.4	4.6%	112.3	4.4%
Other	9.7	0.4%	8.6	0.3%	8.7	0.3%
Mobile Telephony	-		150.7	6.0%	182.3	7.1%
Data Transmission	321.3	-33.7%	451.6	-40.3%	498.5	-41.9%

Deductions	(954.3)	-40.4%	(1,119.5)	-44.4%	(1,190.4)	-46.2%
NET REVENUES	2,360.9	100.0%	2,522.9	100.0%	2,576.3	100.0%

COSTS & OPERATING EXPENSES	(1,376.5)	-58.3%	(1,695.3)	-67.2%	(1,831.7)	-71.1%
Personnel	(106.1)	-4.5%	(159.1)	-6.3%	(161.4)	-6.3%
Materials	(23.6)	-1.0%	(119.2)	-4.7%	(114.3)	-4.4%
Subcontracted Services	(369.5)	-15.7%	(538.5)	-21.3%	(581.5)	-22.6%
Interconnection	(610.2)	-25.8%	(600.7)	-23.8%	(584.5)	-22.7%
Advertising and Marketing	(31.4)	-1.3%	(59.2)	-2.3%	(47.4)	-1.8%
Provisions and Losses	(163.7)	-6.9%	(128.0)	-5.1%	(170.3)	-6.6%
Other	(72.1)	-3.1%	(90.7)	-3.6%	(172.3)	-6.7%

EBITDA	984.4	41.7%	827.6	32.8%	744.6	28.9%

EBITDA of R$744.6 million	Brasil Telecom’s EBITDA was of R$744.6 million in the 3Q05. Consolidated EBITDA margin reached 28.9% in 3Q05, mainly affected by a 17.2% reduction in the interconnection revenue and by an

Brasil Telecom Participações S.A.	Page 18 of 31

increase of 49.5% in provisions for contingencies, 24.7% in provisions for doubtful accounts and 8.0% in subcontracted services.

EBITDA/Avg. LIS/month	In the 3Q05, the EBITDA/Avg. LIS/month reached R$26.0.

     FINANCIAL RESULT

Table 10: Consolidated Net Financial Expenses

R$ Million	3Q04	2Q05	3Q05	ΔQuarter	ΔYear

Financial Revenue	82.4	336.7	213.5	-36.6%	159.2%
Local Currency	100.69	157.02	124.93	-20.4%	24.1%
Foreign Currency	(18.32)	179.69	88.54	-50.7%	N.A.
Financial Expense	(180.6)	(399.7)	(287.7)	-28.0%	59.3%
Local Currency	(174.8)	(175.8)	(150.8)	-14.2%	-13.8%
Foreign Currency	(5.8)	(224.0)	(136.9)	-38.9%	2260.0%
Interest on Shareholders' Equity	-	(295.4)	-	N.A.	N.A.

Financial Result	(98.3)	(358.4)	(74.2)	-79.3%	-24.5%

Financial Results	In the 3Q05, Brasil Telecom recorded a negative consolidated financial result of R$74.2 million.

     OTHER ITEMS

Reconstituted Goodwill Amortization
In the 3Q05, we amortized R$31.0 million of goodwill in connection with the acquisition of CRT (with no impact on cash flows and dividend distributions), which was accounted for as non-operational expense.

     NET LOSS

Net loss totaled R$25.1 million in the 3Q05 (-R$0.0690/1,000 shares). Net loss/ADR in the period was of US$0.1553.

Brasil Telecom Participações S.A.	Page 19 of 31

BALANCE SHEETS

Table 11: Consolidated Balance Sheet – Brasil Telecom Participações S.A.

R$ Million	Jun/05	Sep/05

CURRENT ASSETS	5,874.5	6,075.6

Cash and Equivalents	2,371.6	2,346.1
Accounts Receivables (Net)	2,250.2	2,331.2
Deferred and Recoverable Taxes	876.8	1,025.1
Other Recoverable Amounts	228.6	239.0
Inventory	73.5	68.7
Other	73.8	65.6

LONG TERM ASSETS	1,930.4	2,010.1

Loans and Financing	114.5	108.4
Deferred and Recoverable Taxes	1,148.4	1,213.1
Other	667.4	688.6

PERMANENT ASSETS	9,601.2	9,352.1

Investment (Net)	438.1	439.8
Property, Plant and Equipment (Net)	8,319.2	8,109.6
Property, Plant and Equipment (Gross)	25,175.0	25,525.0
Accumulated Depreciation	(16,855.8)	(17,415.4)
Deferred Assets (Net)	843.9	802.6

TOTAL ASSETS	17,406.1	17,437.7

CURRENT LIABILITIES	4,059.9	4,330.9

Loans and Financing	910.3	1,056.7
Suppliers	1,523.3	1,551.1
Taxes and Contributions	856.1	910.9
Dividends Payable	100.6	94.1
Provisions	327.0	335.4
Salaries and Benefits	94.6	160.6
Consignment for Third Parties	85.7	83.2
Authorization for Services Exploration	46.8	49.8
Other	115.5	89.0

LONG TERM LIABILITIES	5,454.4	5,286.6

Loans and Financing	3,531.0	3,256.0
Provisions	907.3	985.2
Taxes and Contributions	712.7	726.3
Authorization for Services Exploration	278.2	277.6
Other	25.2	41.5

DEFERRED INCOME	90.0	89.0

MINORITY INTEREST	2,064.9	2,014.3

SHAREHOLDERS' EQUITY	5,736.9	5,717.0

Capital Stock	2,596.3	2,596.3
Capital Reserves	309.2	309.2
Profit Reserves	879.6	879.6
Retained Earnings	1,972.7	1,952.8
Treasury Shares	(20.8)	(20.8)

TOTAL LIABILITIES	17,406.1	17,437.7

Brasil Telecom Participações S.A.	Page 20 of 31

Table 12: Holding Balance Sheet – Brasil Telecom Participações S.A.

R$ Million	Jun/05	Sep/05

CURRENT ASSETS	681.9	969.2

Cash and Equivalents	595.6	856.6
Deferred Taxes	78.1	105.1
Other Recoverable Amounts	2.3	3.0
Dividends / Interest on Shareholders' Equity Receivable	-	-
Other	5.9	4.5

LONG TERM ASSETS	1,429.5	982.4

Loans and Financing	1,146.7	694.2
Deferred and Recoverable Taxes	266.5	273.0
Other	16.4	15.3

PERMANENT ASSETS	4,238.3	4,181.7

Investment (Net)	4,237.0	4,180.3
Property, Plant and Equipment (Net)	1.3	1.3
Property, Plant and Equipment (Gross)	57.3	57.4
Accumulated Depreciation	(56.1)	(56.1)
Deferred Assets (Net)	0.1	0.1

TOTAL ASSETS	6,349.7	6,133.3

CURRENT LIABILITIES	298.4	369.0

Loans and Financing	217.1	270.9
Suppliers	0.5	0.9
Taxes and Contributions	28.6	49.8
Dividends Payable	50.2	44.8
Salaries and Benefits	0.5	2.0
Consignment for Third Parties	0.1	0.3
Other	1.3	0.4

LONG TERM LIABILITIES	308.6	42.4

Loans and Financing	263.9	0.1
Taxes and Contributions	40.6	38.0
Other	4.1	4.3

SHAREHOLDERS' EQUITY	5,742.7	5,721.9

Capital Stock	2,596.3	2,596.3
Capital Reserves	309.2	309.2
Profit Reserves	879.6	879.6
Retained Earnings	1,978.5	1,957.8
Treasury Shares	(20.8)	(20.8)

TOTAL LIABILITIES	6,349.7	6,133.3

Brasil Telecom Participações S.A.	Page 21 of 31

Table 12: Consolidated Balance Sheet – Brasil Telecom GSM

R$ Million	Jun/05	Sep-05

CURRENT ASSETS	378.7	370.4

Cash and Equivalents	9.8	22.6
Accounts Receivables (Net)	178.8	142.3
Deferred and Recoverable Taxes	103.6	109.9
Other Recoverable Amounts	11.0	28.4
Inventory	68.4	62.7
Other	7.1	4.5

LONG TERM ASSETS	249.8	313.9

Deferred and Recoverable Taxes	247.5	311.3
Other	2.3	2.5

PERMANENT ASSETS	1,511.4	1,517.0

Property, Plant and Equipment (Net)	1,203.4	1,218.3
Property, Plant and Equipment (Gross)	1,305.1	1,369.3
Accumulated Depreciation	(101.7)	(151.0)
Deferred Assets (Net)	307.9	298.7

TOTAL ASSETS	2,139.9	2,201.2

CURRENT LIABILITIES	513.4	536.8

Loans and Financing	0.1	0.2
Suppliers	389.0	393.4
Taxes and Contributions	31.3	30.8
Dividends Payable	2.9	5.0
Salaries and Benefits	11.0	12.0
Consignment for Third Parties	16.7	10.4
Authorization for Services Exploration	46.8	47.2
Other	15.5	37.9

LONG TERM LIABILITIES	623.8	792.3

Loans and Financing	11.2	15.3
Provisions	0.3	0.7
Taxes and Contributions	0.1	0.2
Authorization for Services Exploration	266.2	268.2
Capitalized Resources	346.0	507.8

SHAREHOLDERS' EQUITY	1,002.7	872.1

Capital Stock	1,400.0	1,400.0
Capital Reserves	11.8	11.8
Retained Earnings	(409.1)	(539.7)

TOTAL LIABILITIES	2,139.9	2,201.2

Brasil Telecom Participações S.A.	Page 22 of 31

INDEBTEDNESS

Table 13: Indebtedness

Sep/05	Currency	Annual Cost	Maturity	% Total	Balance
					(in R$ Million)

Short Term				24.5%	1,056.7
BNDES	R$	TJLP + 6.5%	dec/2007		15.9
BNDES	R$	TJLP + 3.85%	oct/2008		354.8
BNDES	R$	TJLP + 3.85%	oct/2007		83.1
BNDES	R$	Basket + 6.5%	dec/2007		29.8
BNDES	R$	Basket + 3.85%	nov/2007		10.2
Debentures	R$	TJLP + 4%	jul/2006		270.8
BNDES	R$	Basket + 5.5%	apr/2011		15.5
BNDES	R$	TJLP + 5.5%	feb/2011		109.8
BRDE	R$	IGP-M+12.0%	sep/2006		9.5
BB	R$	14%	jan/2008		5.1
BRB - GSM	R$	2.47%	dec/2033		0.2
Debentures 3rd Public Issuance	R$	CDI + 1.0%	jul/2009		23.8
Bonds - US$ 200 MM	US$	9.38%	feb/2014		5.6
Financial Institutions I	US$	Lib6 + 2.5%	mar/2006		4.8
Financial Institutions II	US$	Lib6 + 1.0%	dec/2005		4.0
Financial Institutions III	US$	Lib6 + 0.5%	jul/2008-jul/2013		10.8
Financial Institutions IV	Yen$	Jibor6 + 1.92%	mar/2011		42.3
Financial Institutions V	Yen$	3.36%	feb/2009		0.4
Suppliers I	US$	Lib3 + 2.95%	jun/2007		0.5
Suppliers II	US$	1.75%	feb/2014		0.2
Hedge Adjustment					59.6
Long Term				75.5%	3,256.0
BNDES	R$	TJLP + 6.5%	dec/2007		19.4
BNDES	R$	TJLP + 3.85%	oct/2008		525.7
BNDES	R$	TJLP + 3.85%	oct/2007		99.3
BNDES	R$	Basket + 6.5%	dec/2007		36.5
BNDES	R$	Basket + 3.85%	nov/2007		12.5
BNDES	R$	Basket + 5.5%	apr/2011		129.8
BNDES	R$	TJLP + 5.5%	feb/2011		742.0
BB	R$	14%	jan/2008		6.7
BRB - GSM	R$	2.47%	jan/2033		15.3
BRB - Fixa	R$	2.47%	jan/2033		2.3
Debentures 3rd Public Issuance	R$	CDI + 1.0%	jul/2009		500.0
Bonds - US$ 200 MM	US$	9.38%	feb/2014		444.4
Financial Institutions III	US$	Lib6 + 0.5%	jul/2008-jul/2013		39.8
Financial Institutions IV	Yen$	Jibor6 + 1.92%	mar/2011		380.1
Financial Institutions V	Yen$	3.36%	feb/2009		1.1
Financial Institutions VI	US$	0.00%	dec/2015		22.1
Suppliers I	US$	Lib3 + 2.95%	jun/2007		0.3
Suppliers II	US$	1.75%	feb/2014		1.2
Suppliers III	US$	Lib3 + 2.95%	jun/2007		0.1
Hedge Adjustment					277.2
Total Debt				100.0%	4,312.7

Total Debt
At the end of September, 2005, Brasil Telecom’s consolidated total debt was of R$4,312.7 million, 2.9% lower than the amount recorded at the end of June, 2005, due to the appreciation of the Real and to the amortization of the convertible debentures.

BNDES approves issuance of new tranche
On July 15, 2005, BNDES approved the issuance of R$252 million. This tranche is part of the debt raised with BNDES in 2004. Of the total amount 85% were issued in TJLP +5.5% p.a. with the remainder issued in Currency Basket + 5.5% p.a.

Brasil Telecom Participações S.A.	Page 23 of 31

Net Debt	Net debt totaled R$1,966.6 million, a 5.0% reduction as compared to the previous quarter.

Table 14: Indebtedness by Currency

Debt BRP (R$ Million)	Sep 2004	Jun 2005	Sep 2005	ΔQuarter	ΔYear

Short Term	1,220.3	910.3	1,056.7	16.1%	-13.4%
In R$	1,101.8	778.3	872.9	12.2%	-20.8%
In US$	44.2	45.6	25.9	-43.2%	-41.4%
In Yen	2.4	3.3	42.8	1196.5%	1690.5%
In Currency Basket	59.7	49.3	55.5	12.7%	-7.1%
Hedge Adjustment	12.1	33.8	59.6	76.2%	391.8%
Long Term	3,644.8	3,531.0	3,256.0	-7.8%	-10.7%
In R$	2,147.3	2,112.1	1,910.8	-9.5%	-11.0%
In US$	682.5	543.2	508.0	-6.5%	-25.6%
In Yen	615.4	458.6	381.2	-16.9%	-38.1%
In Currency Basket	192.7	170.6	178.8	4.8%	-7.2%
Hedge Adjustment	6.9	246.5	277.2	12.4%	3930.9%
Total Debt	4,865.1	4,441.3	4,312.7	-2.9%	-11.4%
(-) Cash	3,400.4	2,371.6	2,346.1	-1.1%	-31.0%
Net Debt	1,464.7	2,069.7	1,966.6	-5.0%	34.3%

Long term debt	As of September, 2005, 75.5% of the total debt corresponded to long-term debt, which presented the following amortization schedule:

Table 15: Amortization Schedule of Long Term Debt

Maturity	% Long Term Debt

2006	5.4%
2007	26.2%
2008	13.6%
2009	26.0%
2010	11.3%
2011 and after	17.4%

Foreign Currency Debt
At the end of September 2005, the foreign-currency-denominated Debt debt totaled R$1,192.2 million, of which R$533.9 million were denominated in US dollars, R$234.3 million in currency basket and R$423.9 million in Yens.

On September 30, 2005, 61.0% of our debt affected by exchange rate variation was hedged against exchange rate risk. Of our total debt excluding hedge adjustments, 11.7% was exposed to exchange rate variations.

Year-to-date Debt cost	Brasil Telecom’s consolidated debt had a year-to-date cost equivalent to 10.6% p.a., or 55.5% of the CDI.

Leverage Ratio	As of September 30, 2005, Brasil Telecom’s financial leverage ratio, represented by the ratio of its net debt and shareholders’ equity, was equal to 34.2%, against 36.1% in June, 2005.

Brasil Telecom Participações S.A.	Page 24 of 31

INVESTMENTS IN PERMANENT ASSETS

Table 16: Breakdown of Investments in Permanent Assets

R$ Million	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	ΔQuarter	Δ12 Months

Network Expansion	128.8	107.2	240.5	65.0	195.3	179.4	-8.2%	67.4%
Conventional Telephony	19.3	20.0	95.4	16.5	81.0	47.6	-41.2%	138.5%
Transmission Backbone	11.4	10.3	22.2	3.9	15.8	17.2	9.1%	67.5%
Data Network	76.2	74.1	108.7	42.0	88.9	109.9	23.7%	48.3%
Intelligent Network	19.6	0.6	5.2	0.4	4.7	1.3	-72.6%	101.3%
Network Management Systems	1.0	0.1	2.9	-	1.6	1.0	-36.7%	650.2%
Other	1.4	2.0	6.0	2.2	3.3	2.3	-30.0%	15.5%
Network Operation	62.8	71.9	85.3	58.3	58.1	70.1	20.7%	-2.5%
Public Telephony	0.9	0.7	0.9	1.2	0.7	0.9	23.4%	27.1%
Information Technology	29.0	41.2	106.0	19.7	37.9	44.5	17.4%	8.0%
Expansion Personnel	20.6	19.8	19.1	21.0	21.6	21.5	-0.2%	8.5%
Other	356.3	13.7	162.1	26.5	37.3	80.6	116.3%	487.1%
Expansion Financial Expenses	19.1	(17.6)	6.5	4.6	1.7	5.7	234.0%	N.A.

Total - Wireline Telephony	617.5	236.9	620.3	196.3	352.6	402.7	14.2%	70.0%

R$ Million	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	ΔQuarter	Δ12 Months

Brasil Telecom GSM	158.1	486.4	415.2	85.9	87.4	70.4	-19.5%	-85.5%
Expansion Financial Expenses	42.6	16.3	2.7	-	-	-	N.A.	N.A.

Total - Mobile Telephony	200.7	502.7	417.9	85.9	87.4	70.4	-19.5%	-86.0%

Total Investment in Permanent Assets	818.2	739.6	1,038.2	282.3	440.0	473.1	7.5%	-36.0%

Investments in Brasil Permanent Assets

Brasil Telecom’s investments totaled R$473.1 million in the 2Q05, of which R$402.7 million were invested in the wireline network and R$70.4 million in the mobile network.

Up to the 3Q05, wireline telephony investments amounted to R$951.6 million, compared to R$1,071.4 million in the first 9 months of 2004, which included R$352.5 million from the acquisitions of MetroRED and Vant

Brasil Telecom Participações S.A.	Page 25 of 31

CASH FLOW

Table 17: Consolidated Cash flow

R$ Million	3Q04	2Q05	3Q05

OPERATING ACTIVITIES
(+) Net Income of the Period	85.2	69.0	(25.1)
(+) Minority Participation	37.0	18.7	(26.0)
(+) Items with no Cash Effects	916.8	1,080.4	1,117.8
	657.5	697.2	697.4
Losses with Accounts Receivable from Services	95.5	86.0	86.4
Provision for Doubtful Accounts	5.7	(2.8)	17.3
Provision for Contingencies	51.6	44.8	66.9
	3.4	2.3	86.1
Deferred Taxes	(66.0)	143.3	40.4
Result from the Write-off of Permanent Assets	17.8	7.0	2.2
Financial Expenses	140.4	92.7	121.7
Gains/Losses in Investments	11.0	9.9	(0.7)
(-) Equity Changes	224.1	481.1	412.7
(=) Cash Flow from Operating Activities	815.0	687.1	654.1

INVESTMENT ACTIVITIES
Financial Investments	(0.5)	2.0	0.8
Investment Suppliers	415.3	23.5	37.9
Funds from Sales of Permanent Assets	2.3	0.9	1.8
Investments in Permanent Assets	(757.1)	(447.2)	(467.4)
Other Investment Flows	(0.4)	-	-
(=) Cash Flow from Investment Activities	(340.6)	(420.9)	(426.9)

FINANCING ACTIVITIES
Dividens/Interests on Shareholders' Equity paid in the Period	(0.8)	(548.5)	(1.2)
Loans and Financing	407.4	(185.8)	(247.8)
Loans Obtained	840.2	6.7	257.8
Loans Paid	(322.6)	(132.9)	(312.4)
Interest Paid	(110.2)	(59.6)	(193.2)
Increases in Shareholders' Equity	5.4	4.9	0.3
Other Financing Flows	7.8	32.6	(4.0)
(=) Cash Flow from Financing Activities	419.8	(696.9)	(252.7)

CASH FLOW OF THE PERIOD	894.2	(430.7)	(25.5)

Cash and Cash Equivalents - current balance	3,400.4	2,371.6	2,346.1
Cash and Cash Equivalents - previous balance	2,506.3	2,802.3	2,371.6
Variation in Cash and Cash Equivalents	894.2	(430.7)	(25.5)

OPERATING CASH FLOW	815.0	687.1	654.1
(-) Investments on Permanent Assets (includes Investment Suppliers)	(340.6)	(420.9)	(426.9)
(-) Interest Paid	(110.2)	(59.6)	(193.2)

(=) FREE CASH FLOW	364.2	206.6	34.0

Brasil Telecom Participações S.A.	Page 26 of 31

STOCK MARKET

Table 18: Stock Performance

	Closing Price as	Performance

	of Sep 30, 2005	In 3Q05	In 12	In 24
			months	months

Common Shares (BRTP3) (in R$/1,000 shares)	33.00	28.5%	61.4%	103.0%
Preferred Shares (BRTP4) (in R$/1,000 shares)	19.00	13.4%	2.7%	-13.6%
ADR (BRP) (in US$/ADR)	42.53	17.8%	31.3%	11.0%
Ibovespa (points)	31,584	26.1%	35.9%	97.3%
Itel (points)	859	3.9%	4.0%	19.6%
IGC (points)	3,272	30.5%	57.0%	140.7%
Dow Jones (points)	10,569	2.9%	4.8%	13.9%

Graph 8: Performance in the 2Q05 – Bovespa and NYSE

(Base 100 = June 30, 2005)

Table 19: Weight in the Theoretical Portfolio – May - Aug

	Ibovespa	Itel	IGC

BRTP3	0.578%	6.156%	0.746%
BRTP4	1.062%	13.844%	1.677%

Brasil Telecom Participações S.A.	Page 27 of 31

SHAREHOLDING STRUCTURE

Table 20: Shareholding Structure

Sep/05	Common Shares	%	Preferred Shares	%	Total	%

Solpart Participações S.A.	68.356.160.984	51,0%	-	0,0%	68.356.160.984	18,8%
ADR	-	0,0%	159.615.680.000	69,4%	159.615.680.000	43,9%
Tesouraria	1.480.800.000	1,1%	-	0,0%	1.480.800.000	0,4%
Outros	64.194.727.219	47,9%	70.321.845.684	30,6%	134.516.572.903	37,0%

Total	134.031.688.203	100,0%	229.937.525.684	100,0%	363.969.213.887	100,0%

Jun/05	Common Shares	%	Preferred Shares	%	Total	%

Solpart Participações S.A.	68.356.160.984	51,0%	-	0,0%	68.356.160.984	18,8%
ADR	-	0,0%	156.404.680.000	68,0%	156.404.680.000	43,0%
Tesouraria	1.480.800.000	1,1%	-	0,0%	1.480.800.000	0,4%
Outros	64.194.727.219	47,9%	73.532.845.684	32,0%	137.727.572.903	37,8%

Total	134.031.688.203	100,0%	229.937.525.684	100,0%	363.969.213.887	100,0%

CORPORATE GOVERNANCE

Extraordinary General Shareholders' Meeting changes Board of Directors
In Brasil Telecom Participações’ Extraordinary General Shareholders Meeting held on July 27, 2005, the shareholders resolved to appoint new members for the Company’s Board of Directors, which now presents the following members:

Effective	Alternate

Sergio Spinelli Silva Jr.	Renato Carvalho do Nascimento
Pedro Paulo Elejalde de Campos	Alberto Ribeiro Güth
Elemér André Surányi	Marcel Cecchi Vieira
Kevin Michael Altit	vacant
Lênin Florentino de Faria	Adriana Duarte Chagastelles
Fabio de Oliveira Moser	Frederico Cavalcanti

New Senior Management
The effective members of BTP’s Board of Directors, on a meeting held on August 25, 2005, approved, by unanimous decision, the dismissal of all BTP’s Executive Officers, with the exception of Mr. Francisco Aurélio Sampaio Santiago, who was kept in the position of Technical Executive Officer (Diretor Técnico).

Subsequently, the Board of Directors resolved, also by unanimous decision, to elect Messrs. Ricardo Knoepfelmacher, Luiz Francisco Tenório Perrone and Charles Laganá Putz, to take the positions of Chief Executive Officer, Human Resources Executive Officer and Chief Financial Officer, respectively, the last also taking the position of Investor Relations Officer

Brasil Telecom Participações S.A.	Page 28 of 31

Extraordinary General Shareholders' Meeting changes Fiscal Council
In Brasil Telecom Participações’ Extraordinary General Shareholders Meeting held on September 29, 2005, the shareholders resolved to appoint new members for the Company’s Fiscal Council which now presents the following members:

Effective	Alternate

José Arthur Escodro	Hiram Bandeira Pagano Filho
Carlos Alberto Tavares de Almeida	vacant
Rosalia Maria Tereza S. A. Camello	Klítia Valeska Bicalho
Jorge Michel Lepeltier	Flávio Stamm

ACKNOWLEDGEMENTS

“Transparency Award” - Finalist

Brasil Telecom awarded once again the “Transparency Award”- Finalist. This award is offered by the Associação Nacional dos Executivos de Finanças, Administração e Contabilidade (ANEFAC), by Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI) and by SERASA.

Only 10 companies, selected from the 500 largest and best private companies in Brazil in the commercial, industry and services (except financial services) areas and the top 50 state owned companies, are allowed to participate in the “Transparency Award 2005” referring to the 9th ANEFAC/FIPECAFI/SERASA Award.

Being one of the companies that is allowed to participate in such contest for the fourth consecutive year increases Brasil Telecom`s credibility, in a manner that its Financial Statements and its Management Report are submitted to an independent interest analysis conducted by acknowledged institutions, which are capable to confirm the quality of the information presented.

“Top 100 Telecom Companies ion 2005 – ComputerWorld”
In IDG Brasil’s journal, ComputerWorld, special edition “100 Maiores de TELECOM 2005 – ComputerWorld” (Top 100 Telecom Companies in 2005), Brasil Telecom was picked, among 200 companies, as the leading company of the year in the following segments: Domestic Long Distance, Intelligent Services (0800/0500/0300) and Corporate Data Communications.

Institutional Investor Research Group - IIRG
In Institutional Investor Research Group – IIRG’s press release, disclosed on September 13, Brasil Telecom’s Investor Relations team was considered, by research among 59 sell side analysts, the second best in the Latin American telecommunications sector.

Brasil Telecom Participações S.A.	Page 29 of 31

SELECTED DATA

Table 21: Selected Data

WIRELINE NETWORK	3Q04	4Q04	1Q05	2Q05	3Q05

Lines installed (thousand)	10,725	10,737	10,778	10,807	10,796
Additional lines installed (thousand)	14	12	41	29	(11)

Lines in service - LIS (thousand)	9,604	9,503	9,512	9,540	9,549
Residential (thousand)	6,685	6,445	6,379	6,299	6,185
Non-residential (thousand)	1,451	1,433	1,440	1,449	1,442
Public phones (thousand)	296	296	296	296	296
Pre-paid (thousand)	285	297	311	314	315
Hybrid (thousand)	267	408	465	557	691
Other (including PBX) (thousand)	620	624	620	625	620
Additional lines in service (thousand)	(42)	(101)	9	28	9
Average lines in service (thousand)	9,626	9,554	9,508	9,526	9,544

Utilization rate	89.5%	88.5%	88.3%	88.3%	88.4%

Teledensity (LIS/100 inhabitants)	22.7	22.4	22.4	22.4	22.4

ADSL lines in service (thousand)	456.1	535.5	625.3	747.4	892.2

MOBILE NETWORK	3Q04	4Q04	1Q05	2Q05	3Q05

Clients (thousand)	-	622	1,004	1,345	1,676
Post-paid (thousand)	-	206	322	357	457
Pre-paid (thousand)	-	417	681	989	1,220
Gross Additions	-	627	406	407	430
Cancellations	-	4	24	66	99
Anualized churn	-	1.4%	11.9%	22.4%	26.1%
# of employees - Mobile Telephony	822	881	918	937	971

TRAFFIC	3Q04	4Q04	1Q05	2Q05	3Q05

Exceeding local pulses (million)	2,730	2,773	2,305	2,473	2,330

Domestic long distance - DLD (million minutes)	1,638	1,437	1,334	1,339	1,263

Fixed-mobile (million minutes)	1,098	1,180	1,126	1,122	1,065

PRODUCTIVITY	3Q04	4Q04	1Q05	2Q05	3Q05

Nº of employees - Fixed Operation	5,509	5,805	5,690	5,724	5,788
Average nº of employees -Fixed Operation	5,450	5,657	5,748	5,707	5,756
LIS/employee	1,214	1,110	1,121	1,100	1,069

Net revenue/average nº of employees/month (R$ thousand	144.4	145.3	142.0	147.4	149.2
EBITDA/average nº of employees/month (R$ thousand)	60.2	45.2	47.8	48.3	43.1
Net earnings/average nº of employees/month (R$ thousand	5.2	2.5	2.6	4.0	(1.5)

Exceeding local pulses/average LIS/month	56.7	50.1	46.8	46.7	44.1
DLD minutes/average LIS/month	39.4	31.2	29.9	29.8	26.9
Fixed-mobile minutes/average LIS/month	31.3	31.6	28.3	28.2	28.5

Net revenue/average LIS/month (R$)	81.8	83.9	83.2	84.6	85.6
EBITDA/average LIS/month (R$)	34.1	26.8	28.9	29.0	26.0
Net earnings/average LIS/month (R$)	3.0	1.5	1.6	2.4	(0.9)

PROFITABILITY	3Q04	4Q04	1Q05	2Q05	3Q05

EBITDA margin	41.7%	31.1%	33.7%	32.8%	28.9%

Net margin	3.6%	1.7%	1.8%	2.7%	-1.0%

Return on equity - ROE	1.4%	0.7%	0.7%	1.2%	-0.4%

CAPITAL STRUCTURE	3Q04	4Q04	1Q05	2Q05	3Q05

Cash and Equivalents (R$ million)	3,400	3,227	2,802	2,372	2,346

Total debt (R$ million)	4,865	4,708	4,564	4,441	4,313
Short term debt	25.1%	18.2%	18.1%	20.5%	24.5%
Long term debt	74.9%	81.8%	81.9%	79.5%	75.5%

Net debt (R$ million)	1,465	1,482	1,762	2,070	1,967

Shareholders' equity (R$ million)	6,293	6,128	6,174	5,737	5,753

Net debt/shareholders' equity	23.3%	24.2%	28.5%	36.1%	34.2%

Brasil Telecom Participações S.A.	Page 30 of 31

UPCOMING EVENTS

Conference Call and Webcast: 3Q05 Results
Connection numbers:
     Participants in USA: (1-800) 860-2442
     Participants from other countries: (1-412) 858-4600
     Participants in Brazil: (11) 4613-0502
Link: http://www.brasiltelecom.com.br/ir/
Date: October 24 (Monday)
Time: 12 p.m. (New York time)

IR CONTACTS

Renata Fontes (Manager)	Phone: (55 61) 3415-1256	renatafontes@brasiltelecom.com.br
Flavia Menezes	Phone: (55 61) 3415-1411	flaviam@brasiltelecom.com.br
Ruy Nagano	Phone: (55 61) 3415-1291	ruy.nagano@brasiltelecom.com.br
Carla Bernardes	Phone: (55 61) 3415-1123	carla.bernardes@brasiltelecom.com.br

MEDIA CONTACTS

Cesar Borges	Phone: (55 61) 3415-1378	cesarb@brasiltelecom.com.br

This document contains forward-looking statements. Such statements do not constitute facts occurred in the past and reflect the expectations of the Company's managers only. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "aims", as well as other similar words, are intended to identify those forward-looking statements, which obviously involve risks or uncertainties predicted or not by the Company. Accordingly, the future results of the Company’s operations may differ from the current expectations, and the reader should not rely exclusively on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Brasil Telecom Participações S.A.	Page 31 of 31

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer